EXHIBIT 99.1

August 15, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties Completes Acquisition of Nomad Royalty Company

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce the successful completion of the previously announced acquisition of Nomad Royalty Company Ltd. (NYSE: NSR, TSX: NSR) (“Nomad”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Acquisition”).

Sandstorm issued approximately 74.4 million common shares of the Company (“Sandstorm Shares”) to former Nomad shareholders equal to an exchange ratio of 1.21 Sandstorm Shares for each common share of Nomad (each, a “Nomad Share”). The Company’s shareholders approved the share issuance for the Acquisition at its special meeting of shareholders on August 9, 2022 (see press release dated August 9, 2022). The Sandstorm Shares issued pursuant to the Acquisition are expected to be listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange. With completion of the Acquisition, existing Sandstorm and former Nomad shareholders are expected to own approximately 73% and 27% of the outstanding shares of the pro forma Sandstorm, respectively1.

Transformative Milestone for SANDSTORM

In conjunction with the previously announced closing of the BaseCore transaction (together with the Acquisition, the “Transactions”) (see press releases dated May 2, 2022, and July 12, 2022) the Transactions are expected to provide several benefits to Sandstorm, including:

•	Substantial increase in size and scale cementing Sandstorm's status as the highest-growth[2] and most liquid mid-tier royalty and streaming company;
•	Adds high-quality and low-cost assets with precious metals focus resulting in Sandstorm’s expected revenue to be nearly 90% precious metals[3] in 2025;

•	Highest growth amongst peers[4] where production is expected to grow more than 85% between 2022 and 2025;
•	Industry-leading portfolio diversification with a resulting portfolio of 250 streams and royalties, of which 39 of the underlying assets are cash-flowing and no asset contributing more than 15% to the Company’s consensus net asset value; and
•	Bolsters financial strength and capital markets profile with a strong balance sheet, increased public float, liquidity, and access to capital, Sandstorm is expected to have a greater capacity to pursue further growth and return capital to Sandstorm shareholders.

Nolan Watson, President & CEO of the Company, remarked, “The completion of the Nomad Acquisition is another exciting milestone for Sandstorm shareholders this year. We began 2022 with a bold vision for Sandstorm and this is the next step in the growth strategy for the Company. We welcome the new shareholders of Sandstorm and appreciate your support as we continue to grow and build Sandstorm into the go-to precious metals royalty and streaming royalty company.”

For more information about the details of the Acquisition, see the Company’s press release dated May 2, 2022 and the Company’s management information circular dated July 11, 2022.

Information Pertaining to Nomad Shareholders

The Company intends to cause Nomad to delist the Nomad Shares from the Toronto Stock Exchange, New York Stock Exchange and Frankfurt Stock Exchange, and to delist Nomad’s listed warrants from the Toronto Stock Exchange. An application has been made for Nomad to cease to be a reporting issuer in all of the provinces of Canada. An application will also be made for Nomad to terminate its reporting obligations in the United States.

Certain securities issued pursuant to and under the Plan of Agreement are to be issued in reliance upon available exemptions from such registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Notes

1.	Pro forma ownership on a non-diluted basis, in each case based on the number of Sandstorm Shares and Nomad Shares issued and outstanding as of July 8, 2022, taking into account the number of Nomad Shares issuable under the Nomad dividend reinvestment plan as of such date and the completion of the BaseCore Transaction as described in the Company’s press releases dated May 2, 2022 and July 12, 2022.
2.	Based on 2025 production guidance after Transactions close
3.	Commodity Price Assumptions: $1,800/oz Au, $22/oz Ag, $4.00/lb Cu
4.	Gold equivalent production based on peer production guidance and analyst estimates. Peers include Franco-Nevada Corp, Wheaton Precious Metals Corp., Royal Gold, Inc., Triple Flag Precious Metals Corp., and Osisko Gold Royalties Ltd.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, expectations regarding the delisting of the Nomad Shares and Nomad’s listed warrants; expectations regarding Nomad’s reporting issuer status following completion of the Acquisition; expectations regarding the listing of Sandstorm Shares issued under the Acquisition on the Toronto Stock Exchange and New York Stock Exchange; expectations regarding the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; expectations regarding financial strength, trading liquidity, and capital markets profile; the future price of gold, silver, copper, iron ore and other metals; the estimation of mineral reserves and mineral resources, and realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; and expectations for other economic, business, and/or competitive factors. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.